FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated December 15, 2004, entitled, “Repsol YPF 2004 Interim Dividend is 25% Higher.”

Official Notice

Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 15 December 2004

Nº of pages.: 1

REPSOL YPF 2004 INTERIM DIVIDEND IS  25% HIGHER

Repsol YPF´s Board of Directors approved in its meeting today to pay a pretax interim dividend of EUR0.25 per share on 2004 earnings.  This is 25% higher than the interim dividend distributed for 2003.

At the Board of Directors Meeting the Repsol YPF Chairman and CEO, Mr. Antonio Brufau, expressed his intention to propose at the next Annual General Shareholders’ Meeting that a total pretax dividend of EUR0.50 per share be paid out against 2004, a 25% rise year-on-year.

The interim dividend will be paid 11 January 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 16, 2004	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer